Exhibit 99.1

CBD ENERGY ANNOUNCES RECEIPT OF NOTICE OF
FAILURE TO MEET NASDAQ LISTING STANDARDS

NEW YORK, Nov. 12, 2014  -- CBD Energy Limited (NASDAQ:CBDE) (“CBD”) announced today in a filing with the SEC on Form 6-K that the Company received a notice of failure to meet a NASDAQ listing standard related to its failure to timely file its annual report on Form 20-F. This announcement is being made as required under NASDAQ Listing Rule 5801(b).

CBD is delinquent in filing its annual report on Form 20-F due to the pending investigation of accounting matters disclosed in a Form 6-K filed by CBD on October 24, 2014. The NASDAQ Notice requires CBD to submit, prior to December 5, 2014, a plan to regain compliance with NASDAQ Listing Rule 5250(c)(1) requiring timely filing of periodic financial reports with the United States Securities and Exchange Commission (“Commission”). The Company intends to file a compliance plan and remediate its disclosure deficiencies, but there is no assurance that it will be successful in doing so or that the Company’s plan to regain compliance with the NASDAQ Listing Rules will be accepted.

About CBD Energy Limited (CBDE)

Established in 1989, CBD Energy Limited is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBDE is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the United Kingdom and the United States. CBDE markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license.

Headquartered in Sydney, with principal regional offices in London and New York, CBDE has completed projects across four continents in Australia, Fiji, Germany, Italy, New Zealand, Thailand, the United Kingdom and the United States. CBDE has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com
www.westinghousesolar.com.au	www.westinghousesolar.co.uk

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements.' Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, including with respect to the completion of the Company’s audit and the filing of its annual report on Form 20-F, as well as those set forth in the Corporation's most recent Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve expectations or beliefs about its actions related to its required filings to the Commission and in response to NASDAQ Listing Rules. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.